EXHIBIT 1

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:
Steven M. Goldschein
516-608-7000

SYSTEMAX REPORTS FIRST QUARTER SALES AND EARNINGS INCREASES

PORT WASHINGTON, NY, May 1, 2003 - Systemax Inc. (NYSE:SYX), a leading manufacturer and distributor of PC hardware, related computer products and industrial products in North America and Europe, today announced results for the first quarter ended March 31, 2003.

Net sales for the first quarter were $426.5 million compared to $412.3 million in the year ago quarter, an increase of 3.4%. Sales in North America increased marginally and European sales were up 8%. Excluding the positive effect of the weaker US dollar, European sales in the first quarter of 2003 would have decreased 7.9% from the prior year. Income from operations increased to $8.6 million from $985,000 during the same period last year. Richard Leeds, Chairman and Chief Executive Officer, noted that while decreasing gross margins remained an industry-wide problem, reduced spending and stringent cost controls enabled the Company to increase income from operations. Mr. Leeds added, “We are pleased that we were able to maintain our sales levels in spite of weak demand in the markets we serve. By remaining focused on controlling our costs we achieved sharply increased profits.” Net income was $5.0 million or $.15 per diluted share compared to income before the cumulative effect of the change in accounting for goodwill of $585,000 or $.02 per diluted share for the comparable quarter last year. The cumulative effect of the change in accounting for goodwill in last year’s first quarter was a write-off of $51 million, net of tax, resulting in a net loss of $50.4 million ($1.48 per diluted share).

“We are committed to continuing to execute our strategy of improving service levels to our customers and expanding the opportunities for growth through the internet. The strength of the economies in Europe and the United States is still in doubt. We are closely monitoring market conditions in order to keep spending at levels appropriate to the sales we can achieve,” Mr. Leeds commented.

Systemax Inc. (www.systemax.com) has developed an integrated system of branded e-commerce web sites, direct mail catalogs, infomercials and relationship marketers to sell PC hardware, related computer products and industrial products in North America and Europe. Systemax is a Fortune 1000 company.

SYSTEMAX INC.
Condensed Consolidated Statements of Operations
(In thousands, except per share and share amounts)

                                                       Three Months Ended
                                                             March 31,
                                                    ----------------------------
                                                        2003            2002
                                                    ------------   ------------
Net Sales                                              $426,461       $412,260
Cost of Sales                                           356,464        338,412
                                                    ------------   ------------
Gross Profit                                             69,997         73,848
Selling, General and Administrative Expenses             61,320         72,730
Restructuring and Other Charges                             112            133
                                                    ------------   ------------
Income From Operations                                    8,565            985
Interest And Other Expense, Net                             214             13
                                                    ------------   ------------
Income Before Income Taxes                                8,351            972
Provision For Income Taxes                                3,316            387
                                                    ------------   ------------
Income before Cumulative Effect of Change in              5,035            585
   Accounting Principle, net of tax
Cumulative Effect of Change in Accounting
   Principle, net of tax                                              (50,971)
                                                    ------------   ------------
Net Income (Loss)                                        $5,035      $(50,386)
                                                    ============   ============

Net Income (Loss) Per Common Share, Basic and
   Diluted:
Income Before Cumulative Effect of Change in
   Accounting Principle, net of tax                        $.15           $.02
Cumulative Effect of Change in Accounting
   Principle, net of tax                                                (1.50)
                                                    ------------   ------------
Net Income (Loss)                                          $.15        $(1.48)
                                                    ============   ============

Weighted Average Common And Common Equivalent Shares:
Basic                                                34,104,290     34,104,290
                                                    ============   ============
Diluted                                              34,104,290     34,104,290
                                                    ============   ============

SYSTEMAX INC.
Condensed Consolidated Balance Sheet
(In thousands)

                                                                   As of
                                                                 March 31,
                                                                   2003
                                                               -----------
CURRENT ASSETS:
Cash and cash equivalents                                          $42,572
Accounts receivable, net                                           154,592
Inventories                                                        113,978
Prepaid expenses and other current assets                           45,413
                                                               ------------
Total Current Assets                                               356,555
Property, plant and equipment, net                                  69,813
Other assets                                                        15,111
                                                               ------------
TOTAL                                                             $441,479
                                                               ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Amounts due banks                                                   $9,530
Accounts payable and accrued expenses                              205,604
                                                               ------------
Total Current Liabilities                                          215,134
Long-term debt                                                      17,042
Other liabilities                                                    1,613

Shareholders' equity                                               207,690
                                                               ------------
TOTAL                                                             $441,479
                                                               ============

Forward-Looking Statements

This press release contains forward-looking statements about the Company’s performance. These statements are based on management’s estimates, assumptions and projections and are not guarantees of future performance. The Company assumes no obligation to update these statements. Actual results may differ materially from results expressed or implied in these statements as the result of risks, uncertainties and other factors including, but not limited to: (a) unanticipated variations in sales volume, (b) economic conditions and exchange rates, (c) actions by competitors, (d) the continuation of key vendor relationships, (e) the ability to maintain satisfactory loan agreements with lenders, (f) risks associated with the delivery of merchandise to customers utilizing common carriers, (g) the operation of the Company’s management information systems, and (h) unanticipated legal and administrative proceedings. Please refer to the Forward Looking Statements section contained in Item 7 of the Company’s Form 10-K for a more detailed explanation of the inherent limitations in such forward-looking statements.

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